EXHIBIT 99.1

Inventiva reports 2024 Third Quarter Financial Information1

  Cash and cash equivalents at €13.9 million, as of September 30, 2024.
  Revenues of €1.3 million for the first nine months of 2024.
  On July 18, 2024, Inventiva issued royalty certificates for an amount of €20.1 million.
  Considering the receipt of €94.1 million in gross proceeds from the closing of the first part of the first tranche of the equity raise announced on October 14, 20242 and the receipt of the $10 million milestone payment under the amended license and collaboration agreement with CTTQ on November 18, 2024, the Company estimates that its cash, cash equivalents and deposits would enable it to finance its operations until the end of the second quarter of 20253.

Daix (France), New York City, (New York, United States), November 21, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”), and other diseases with significant unmet medical needs, today reported its cash position as of September 30, 2024 and its revenues for the first nine months of 2024.

Cash and cash equivalents

As of September 30, 2024, the Company’s cash and cash equivalents amounted to €13.9 million, compared to cash and cash equivalents at €26.9 million, short-term deposit4 at €0.01 million, and long-term deposit5 at €9.0 million as of December 31, 2023.

Net cash used in operating activities amounted to (€64.2) million in the first nine months of 2024, compared to (€69.0) million for the same period in 2023 down by 7.0%. R&D expenses, mainly driven by the development of lanifibranor in MASH/NASH, for the first nine months of 2024 amounted to €71.7 million and were down 10.0% compared to the €79.6 million for the first nine months of 2023. The decrease in R&D expenses over the period is primarily due to the temporary voluntary pause in the recruitment of patients in the NATiV3 Phase 3 clinical trial of lanifibranor in MASH/NASH (“NATiV3") following the Suspected Unexpected Serious Adverse Reaction (“SUSAR”) previously reported in the first quarter of 2024 and, to a lesser extent, due to the completion of the LEGEND Phase 2a combination trial with lanifibranor and empagliflozin in patients with MASH/NASH and type 2 diabetes (“T2D”). R&D expenses have started to increase as expected in the second half of 2024 following the restart of patient recruitment in NATiV3, as well as the planned clinical development activities and related costs associated with the NATiV3 for the second half of 2024.

Net cash generated from investing activities for the first nine months of 2024 amounted to €8.7 million, compared to (€3.5) million used for the same period in 2023. The change is mostly due to the variation in term deposits between both periods.

Net cash generated from financing activities for the first nine months of 2024 amounted to €42.3 million compared to €30.2 million in the same period in 2023. The change is due to (i) the second tranche of €25 million drawn in January 2024 under the unsecured loan agreement granted by the European Investment Bank (“EIB”) with the issue of 3,144,654 warrants to the EIB, and (ii) the issuance on July 18, 2024, of royalty certificates (the “2024 Royalty Certificates”) subscribed by Samsara BioCapital, and existing shareholders BVF Partners, NEA, Sofinnova, and Yiheng, for an amount of €20.1 million. The 2024 Royalty Certificates give the holders thereof the right to an annual payment of royalties equal to 3% of the potential future net sales of lanifibranor, if any, in the United States, the European Union and the United Kingdom over a 14-year term from the date of their issuance6.

Over the first nine months of 2024, the Company did not record any exchange rate effect on cash and cash equivalents, compared to a negative exchange rate effect of (€0.7) million for the same period in 2023, due to the evolution of the EUR/USD exchange rate.

Financial information after closing the accounts

On October 14, 2024, the Company announced a multi-tranche equity financing (the “Equity Raise”) of up to €348 million from both new and existing investors2. The Company closed the first part of the first tranche of the Equity Raise on October 17, 2024, and issued 34,600,507 new ordinary shares (the “T1 New Shares”) at a price of €1.35 per T1 New Share, and 35,399,481 prefunded warrants to purchase ordinary shares in the Company at an exercise price of €0.01 and a subscription price of €1.34 per new ordinary share and received €94.1 million in gross proceeds (net proceeds approximately €86.6 million). The second part of the first tranche and the second and third tranches of the Equity Raise remain subject to satisfaction of specified conditions, and in particular shareholder approval.

On October 14, 2024, the Company also announced that it had amended its license and collaboration agreement with Chia Tai Tianqing Pharmaceutical (Guangzhou) CO., LTD. (“CTTQ”). Pursuant to the amendment, if the Company receives commitments from investors to subscribe to an equity raise, in two or three tranches, prior to December 31, 2024, for an aggregate amount of at least €180 million, CTTQ shall pay to the Company (i) $10 million within 30 days of settlement-delivery of the new shares and prefunded warrants in the first tranche of the Equity Raise, (ii) $10 million upon the completion of the second tranche of the Equity Raise and (iii) $10 million upon the publication by the Company of positive topline data announcing that any key primary endpoint or key secondary endpoint of the NATiV3 trial, with any dosage regimen tested in the trial, have been met. Under the terms of the Amendment, the total amount of milestone payments remains unchanged, while the royalties that Inventiva is eligible to receive have been reduced to the low single digits. The signing of the Equity Raise satisfied the condition of receiving commitments for an aggregate amount of at least €180 million and the closing of the first part of the first tranche of the Equity Raise satisfied the condition (i) above. Subsequently, on November 18, 2024, the Company received the first milestone payment of $10 million from CTTQ pursuant to this amendment.

Considering its current cost structure and forecasted expenditures and including (i) the receipt of €94.1 million in gross proceeds from the closing of the first part of the first tranche of the Equity Raise, and (ii) the first milestone of $10 million (gross proceeds) received under the amendment to the licensing agreement with CTTQ, the Company estimates that its cash, cash equivalents and deposits would enable it to finance its operations until the end of the second quarter of 20252. The Company currently expects that the conditions for the closing of the second part of the first tranche of the Equity Raise will be satisfied in December 2024. Considering its current cost structure and forecasted expenditures, the Company estimates that the anticipated receipt of the proceeds (a gross amount of €21.4 million) from the second part of the first tranche of the Equity Raise announced on October 14, 2024 would be sufficient to extend the Company’s ability to finance its operations until middle of the third quarter of 2025.

Revenues

The Company’s revenues for the first nine months of 2024 amounted to €1.3 million, as compared to €1.9 million for the same period in 2023.

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Next key milestones expected

  Randomization of the last patient of the NATiV3 Phase 3 clinical trial evaluating lanifibranor in MASH/MASH – expected in the first half 2025 following the anticipated end of screening targeted for the end of the year 2024
  Topline results of NATiV3 – expected in the second half of 2026

Upcoming shareholders meeting

  Shareholders general meeting – December 11, 2024

Upcoming investor conference participation

  43rd Annual J.P. Morgan Healthcare conference – January 13-16, 2025 – San Francisco
  13th edition of Degroof Petercam’s virtual healthcare conference – January 21-24, 2025

Upcoming scientific conference participation

  MASH-TAG – January 9-12, 2025 – Park City

Next financial results publication

  Full-Year 2024 Revenues and cash and cash equivalents: Thursday, February 13, 2025 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH/NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate and has a pipeline of two preclinical programs.

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase 3 clinical trial, NATiV3, for the treatment of adult patients with MASH/NASH, a common and progressive chronic liver disease.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon Aude Lepreux Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	ICR Healthcare Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, unaudited financial information, forecasts and estimates with respect to Inventiva’s cash resources, the anticipated proceeds from the Equity Raise, completion and timing of the Equity Raise, the satisfaction in part or full of the conditions precedent to closing of the various tranches of the Equity Raise and the timing thereof, and the exercise by the investors of the warrants and pre-funded warrants issued in connection with the Equity Raise, Inventiva’s expectations regarding its collaboration agreement with CTTQ, including the achievement of specified milestones thereunder, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including design, protocol, duration, timing, recruitment costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase 3 clinical trial with lanifibranor in MASH/NASH, the clinical development of and regulatory plans and pathway for lanifibranor, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, including lanifibranor, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and preclinical and clinical development plans, the potential development of and regulatory pathway for odiparcil, future activities, expectations, plans, growth and prospects of Inventiva and its partners, and business and regulatory strategy, the potential commercialization of lanifibranor and achievement of any sales related thereto, potential payment of royalties and anticipated future performance. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that interim data or data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions and Inventiva’s ability to satisfy in part or full the conditions precedent for additional tranches of the Equity Raise and the conditions with respect to CTTQ, and whether and to what extent the Warrants may be exercised and by which holders, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH/NASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2023 filed with the Autorité des Marchés Financiers on April 3, 2024, as amended on October 14, 2024, the Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2024, and the Half-Year Report for the six months ended June 30, 2024 on Form 6-K filed with the SEC on October 15, 2024 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors”, and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Non-audited financial information.
2 Press release of October 14, 2024

3 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.
4 Short-term deposits were included in the category “other current assets” in the IFRS consolidated statement of financial position and were considered by the Company as liquid and easily available.
5 The long-term deposit had a two year-term, was accessible prior to the expiration of the term with a notice period of 31 days and was considered as liquid by the Company.
6 Press release of July 18, 2024

Attachment

  Inventiva - PR - Q3 2024 CA Cash - EN - 11 21 2024 - Final (https://ml-eu.globenewswire.com/Resource/Download/f893104c-75f8-4720-9fa5-349b3f28a427)